August 24, 2005

Via Facsimile (202) 772-9210

Ms. Rebekah Toton

Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 4561

Washington, DC  20549

Re:

Validian Corporation

Post-Effective Amendment No. 1 to Form SB-2

Filed July 8, 2005, File No. 333-114289

Post-Effective Amendment No. 1 to Form SB-2

Filed July 8, 2205, File No. 333-114303

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Form 10-QSB for the Quarter Ended March 31, 2005

File No. 0-28423

Dear Ms. Toton:

Please find attached on behalf of Validian Corporation (the “Company”), as supplemental filing material, the proposed changed pages to (1) the draft Amendment No. 2 to the Company’s Annual Report on Form 10-KSB (“Form 10-KSB/A”) and (2) the draft Amendment No. 1 to the Company’s Quarterly Report on Form 10-QSB (“Form 10-QSB/A”) relating to comments 2 and 4 of the staff’s letter dated August 8, 2005.  It is our intention to formally file the Form 10-KSB/A, Form 10-QSB/A and the Registration Statements referenced above via EDGAR once we have cleared all Staff comments thereto.

The changed pages to the draft Form 10-KSB/A and the Form 10-QSB/A reflect revisions made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 8, 2005.  The Form 10-KSB/A and Form 10-QSB/A have each been marked to show changes to the form of each document as previously telecopied to you on August 11, 2005.  For your convenience, we have restated the Staff’s comments 2 and 4 below, together with a response to each respective comment.  The page references are to the hand marked page numbers at the bottom of each changed page included in this facsimile.

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Item 8A, Controls and Procedures, page 59

2.

We note the disclosure that your independent registered public accounting firm advised you of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness in connection with their audit of your consolidated financial statements.  We further note that your President and Chief Executive Officer and Chief Financial Officer and Treasurer concluded that your controls and procedures were not effective as of the end of the period due to these significant deficiencies, namely inadequate supervision and segregation of duties.  Please revise to disclose in greater detail the nature of the material weakness identified in your disclosure.  In this regard, also revise to disclose the specific steps that the company has

Ms. Rebekah Toton

August 24, 2005

taken, if any, to remediate the material weakness, disclose when the material weakness first began, and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

Response:  We have revised the Form 10-KSB/A and Form 10-QSB/A in response to the Staff’s comment (see pages 2-3 of the marked pages relating to the Form 10-KSB/A and pages 5-6 of the marked pages relating to the Form 10-QSB/A).

We are supplementally providing written documentation provided by KPMG LLP to the Company’s Board of Directors that describes their concerns regarding significant deficiencies in the Company’ internal controls that they identified during their audit of the Company’s financial statements (see page 7 of the attachment).  KPMG’s description of the significant deficiencies in the Company’s internal controls does not include specific references.   As a result, the Company has prepared a letter attached hereto describing in more detail the discussion which took place between KPMG and the Company concerning the  material weakness identified by KPMG LLP (see pages 8-10 of the attachment).

4.

Please revise to provide the disclosure required by Item 308(c) of Regulation S-B.  In this regard, disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

Response:  We have revised the Form 10-KSB/A and Form 10-QSB/A in response to the Staff’s comment (see pages 3  and 6 of the marked pages relating to the Form 10-KSB/A and the Form 10-QSB/A).

We would appreciate your prompt review of the attached pages.  If you have any questions, please contact me at (214) 651-5330 or William L. Boeing at (972) 680-7553.

Very truly yours,

/s/ Jennifer Wisinski

Jennifer Wisinski

Direct Phone Number:  214.651.5330

Direct Fax Number:  214.200.0768

jennifer.wisinski@haynesboone.com

cc:

Ron Benn

Laurie Mulvagh

William L. Boeing

August 23, 2005

By Telefacsimile

Securities Exchange Commission

100 F Street N.E.

Washington, D.C.

20549

Attention:  Rebekah Toton, Mail Stop 4561

Dear Sirs:

In response to your request, we have enclosed a copy of the document provided to our Board of Directors by KPMG LLP that sets out their concerns regarding significant deficiencies in our internal controls that they identified during their audit of our 2004 financial statements.  You will note that their description of the significant deficiencies in our internal controls does not include specific references.  During our discussions with KPMG regarding their concerns, the following examples were raised.

The Company should introduce more formal procedures and controls relating to all areas of financial reporting.

We are currently working on the documentation of our internal control systems in order to be compliant with the requirements set out in Rule 404 of the Sarbanes-Oxley legislation.  In the interim, we have introduced a number of formal controls, some of which are discussed in this letter.

Lack of segregation of duties.

We have only three people involved with the processing of accounting entries: the Office Administrator; the Controller; and the Chief Financial Officer.  Therefore, it is difficult to effectively segregate accounting duties.  While we strive to segregate duties as much as practicable, there is insufficient volume of transactions to justify additional full time staff.  We are currently seeking, but cannot be assured that we will be able to find, a qualified part time person to perform routine, month end accounting procedures.

Lack of formal procedures during part of the year.

During the first part of 2004 the only person directly involved in the accounting process was the Controller.  The then Chief Financial Officer (who was also the Chief Executive Officer) was reviewing the quarterly financial information prior to its release.  With the addition of the current Chief Financial Officer during the first quarter of 2004, more formal month end procedures were introduced, the primary objective of which was to produce more timely internal management reports as well as more timely external financial reports.  An Office Administrator was hired during the third quarter of 2004, and some accounting procedures became part of her regular duties.

Lack of timely accounting for transactions entered into during the year.

In July 2004 we received a number of conversion notices related to our 4% Convertible Debentures.  We failed to timely record the accounting entries for one of these conversion notices.  This failure was identified in the course of the year end audit work, by KPMG.  Immediately after identifying this failure during the first quarter of 2005, we set in place the requirement that all conversion notices be ‘signed off’ by the CFO and one of either the CEO or the EVP.  Since that date we have received two sets of conversion notices, the new control has been followed and we have not had a subsequent failure to timely record the accounting entries related to a conversion notice.

Lack of timely preparation of back-up schedules.

During the third and fourth quarters of 2004, we expanded our accounting system in order to facilitate the more timely preparation of financial reports, and we involved the Office Administrator in some of the data entry functions of the accounting department.  Notwithstanding the more formal month end procedures and other measures implemented by us commencing in the second quarter of 2004, we continued to experience challenges in preparing our periodic external reports on a timely basis, primarily as a result of an increase in our internal and external reporting requirements due to the expansion of our operations.

When KPMG’s audit staff arrived to start their field work for the audit of our 2004 financial statements, we were not fully prepared.  Some of the back up schedules that we prepare to support the information in the financial statements and Form 10-KSB were not completed by us until the later stages of the field work.  As we completed the back up schedules we identified some adjusting entries that were required in order to provide complete and accurate disclosure.  Our failure to timely prepare all of the relevant back-up schedules resulted in a delay in the process which contributed to our not being able to file our Form 10-KSB for the year ended December 31, 2004 until April 15, 2005.  In fact, our inability to be prepared on time for KPMG’s periodic scheduled field work caused us difficulty in meeting our filing deadlines throughout 2004.

While we did not file our Form 10-QSB for the three months ended March 31, 2005 until May 20, 2005, we were able to complete most of our back up schedules prior to the arrival of KPMG’s staff for the review of our June 30, 2005 financial reporting, and we were able to file our Form 10-QSB for that period on August 15, 2005.  One of our objectives in seeking a qualified part time person to perform routine, month end accounting procedures, is to improve the timeliness of preparation of our back up schedules and thus permit us to complete our financial reporting on a more timely basis.

Lack of timely review of financial statements and disclosures in the 10-KSB

One of the consequences of our lack of timely preparation of back-up schedules in time for the start of the 2004 audit field work, and subsequent identification of adjusting entries, was the lack of timely review of the financial statements and Form 10-KSB.  In effect, we were performing our internal review of the disclosures at the same time as KPMG, in order to meet the filing deadline.  As such, errors were not identified prior to providing KPMG with the draft document.

As a result of improving our readiness prior to the arrival of KPMG’s staff, we have reviewed all drafts of the financial statements and related disclosure documents for the quarter ended June 30, 2005 prior to releasing them to KPMG for their review.

We have provided KPMG with a draft of this letter and they have agreed that it sets out accurately the instances of the significant deficiencies in our internal controls that prompted them to advise our Board of Directors of their concerns.

If you have any further questions, please contact the undersigned.

Yours truly,

VALIDIAN CORPORATION

per:

/s/  Ronald Benn

Ronald Benn CA

Chief Financial Officer

613.230.7211 x223

cc:  Kristen Carscallen CA, CPA

KPMG LLP

160 Elgin Street

Suite 2000

Ottawa, Ontario Canada

K2P 2P8

613.212.3603

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB/A

AMENDMENT NO. 2

[X] ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

[  ] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FROM                          TO

VALIDIAN CORPORATION

(Name of small business issuer in its charter)

NEVADA	000-28423	58-2541997
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification Number)

30 Metcalfe St., Suite 620, Ottawa, Ontario, Canada	K1P 5L4
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number:  613-230-7211

Securities registered under Section 12(b) of the Exchange Act:   none

Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $.001 per share

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES [X]  NO [   ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  [ X ]

State issuer’s revenues for its most recent fiscal year.  $

NIL

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average between the closing bid ($0.45) and asked ($0.45) price of the issuer’s Common Stock as of March 11, 2005, was $10,751,737, based upon the average between the closing bid and asked price ($0.45) multiplied by the 23,892,749 shares of the issuer’s Common Stock held by non-affiliates. (In computing this number, issuer has assumed all record holders of greater than 5% of the common equity and all directors and officers are affiliates of the issuer.)

The number of shares outstanding of each of the issuer’s classes of common equity as of March 11, 2005: 31,434,537.

DOCUMENTS INCORPORATED BY REFERENCE:  See Index to Exhibits, page 66.

Transitional Small Business Disclosure Format: Yes [   ]  No [ X ]

SEC 2337 (8-04)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 8A.  Controls and Procedures.

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act.  This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness.  In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system:  (1) a lack of segregation of duties ~~and~~,  (2) a lack of formal procedures relating to all areas of financial reporting, (~~2~~3) the failure to timely record on our books one conversion of our 4% convertible debentures, (~~3~~4) the lack of timely preparation of certain back up schedules and (~~4~~5) the failure to sufficiently review financial statements and disclosures in this report prior to delivering a draft to our independent registered public accounting firm for review.  The independent registered public accounting firm indicated that they considered these deficiencies to be reportable conditions as that term is defined under standards established by the American Institute of Certified Public Accountants.  A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.  We considered these matters in connection with the period-end closing of accounts and preparation of the related consolidated financial statements and determined that no prior period financial statements were materially affected by such matters.  We believe that the material weakness began in 1999 and existed at the end of the period covered by this report. Notwithstanding the material weakness identified by our independent registered public accountants, we believe that the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the Company as of, and for, the periods represented in this report.

As these deficiencies were first identified during the year ended December 31, 2004, we did not have adequate time to implement improvements in all areas of concern with respect to the period covered by this report.  However, we began to implement some of the steps identified below to remediate the material weakness to the extent that our size and resources allowed us, commencing during the second quarter of 2004.

Lack of segregation of duties.  Our size has prevented us from being able to employ sufficient resources at this time to enable us to have an adequate level of supervision and segregation of duties within our internal control system.  We have only three people involved with the processing of accounting entries:  the Office Administrator, the Controller and the Chief Financial Officer.  Therefore, it is difficult to effectively segregate accounting duties.  While we strive to segregate duties as much as practicable, there is insufficient volume of transactions to justify additional full time staff.  We are currently seeking, but cannot be assured that we will be able to find, a qualified part time person to perform routine, month end accounting procedures.   As a result, we do not know if we will be able to remediate this weakness in the foreseeable future but will continue to monitor and assess the costs and benefits of additional staffing ~~within the Company.  We have instituted additional procedures to help ensure that the failure to timely record the conversion of our 4% convertible debenture does not reoccur.  In addition, we have been searching for a part-time resource to assist with month end closing procedures including the~~.

Lack of formal procedures during part of the year.  During the first part of 2004, the only person directly involved in the accounting process was the Controller.  The then Chief Financial Officer (who was also the Chief Executive Officer) reviewed the quarterly financial information prior to its release.  With the addition of the current Chief Financial Officer during the first quarter of 2004, more formal month end procedures were introduced, the primary objective of which was to produce more timely internal and external financial reports.  An Office Administrator was hired during the third quarter of 2004, and some accounting procedures became part of her regular duties.

Lack of timely accounting for transactions entered into during the year.  During the course of the audit work in respect of our December 31, 2004 financial statements, our independent registered public accountants identified a failure to timely record the accounting entries related to a conversion notice which we received in July 2004 from one of the holders of our 4% convertible debentures.  Immediately after this failure was identified during the first quarter of 2005, we instituted a requirement that all conversion notices be ‘signed off’ by the Chief Financial Officer and one of either the Chief Executive Officer or the Executive Vice President.  Since that date, we have received two sets of conversion notices, the new control has been followed and we have not had a subsequent failure to timely record the accounting entries related to a conversion notice.

Lack of timely preparation of back up schedules~~, but we have not yet hired anyone.  We have instituted procedures to substantially complete our review of financial statements and disclosures in reports prior to furnishing them to KPMG.~~  .  During the third and fourth quarters of 2004, we expanded our accounting system in order to facilitate the more timely preparation of financial reports, and we involved the Office Administrator in some of the data entry functions of the accounting department.  Notwithstanding these measures and the more formal month end procedures implemented by us commencing in the second quarter of 2004, we continued to experience challenges in preparing our periodic external reports on a timely basis, primarily as a result of an increase in our internal and external reporting requirements due to the expansion of our operations.

When our independent registered public accountants’ audit staff arrived to start their field work of our 2004 financial statements, not all of the back up schedules had been prepared.  Some of the back up schedules that we prepare to support the information in the financial statements and Form 10-KSB were not completed by us until the later stages of the field work.  As we completed the back up schedules, we identified some adjusting entries that were required to provide complete, accurate disclosure.  Our failure to timely prepare all of the relevant back-up schedules resulted in a delay in the process which contributed to our not being able to file our Form 10-KSB for the year ended December 31, 2004 until April 15, 2005.  In fact, our inability to be prepared on time for our independent registered public accountants’ periodic scheduled field work caused us difficulty in meeting our filing deadlines throughout 2004.

While we did not file our Form 10-QSB for the quarter ended March 31, 2005 until May 20, 2005,  we were able to complete most of our back up schedules prior to the arrival of our independent registered public accountants’ staff for the review of our June 30, 2005 financial reporting, and we were able to file our Form 10-QSB on August 15, 2005.  One of our objectives in seeking a qualified part time person to perform routine, month end accounting procedures, is to improve the timeliness of preparation of back up schedules and thus permit us to complete our financial reporting on a more timely basis.

Lack of timely review of financial statements and disclosures.  One of the consequences of our lack of timely preparation of back-up schedules in time for the start of the 2004 audit field work, and subsequent identification of adjusting entries, was the lack of timely review of the financial statements and Form 10-KSB.  In effect, we were performing our internal review of the disclosures at the same time as our independent registered public accountants, in order to meet the filing deadline.  As such, errors were not identified prior to providing our independent registered public accountants with the draft document for their review.  Due to timing, we were not able to institute any procedures to remediate this concern with respect to the year ended December 31, 2004.  As a result of improving our readiness prior to the arrival of our independent registered public accountants’ staff, beginning in the second quarter of 2005, we have instituted procedures for a more complete review of all drafts of the financial statements and related disclosure documents prior to releasing them to our independent registered public accountants for their review.

If we are unable to remediate the identified material weakness, there is a more than remote likelihood that a material misstatement to our SEC reports will not be prevented or detected, in which case investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to raise additional capital and our could also have an adverse effect on our stock price.

As required by the SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report.  This evaluation was performed under the supervision and with the participation of our management, including the President and Chief Executive Officer and Chief Financial Officer and Treasurer.  Based upon that evaluation, our President and Chief Executive Officer and Chief Financial Officer and Treasurer have concluded that our controls and procedures were not effective as of the end of the period covered by this Report due to inadequate supervision and segregation of duties.

~~No~~None of the new procedures discussed above were implemented during the quarter ended December 31, 2004, and no change in our internal control over financial reporting occurred during the quarter ended ~~March~~December 31, ~~2005~~2004 that has materially affected, or is reasonably likely to materially affect, our internal ~~control~~controls over financial reporting.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________

FORM 10-QSB/A

(Amendment No. 1)

________

[x]

QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED March 31, 2005

[  ]

TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT

Commission File No. 000-28423

VALIDIAN CORPORATION

 (Exact name of small business issuer as specified in its charter)

              NEVADA

       58-2541997

(State or other jurisdiction of

(I.R.S. Employer

incorporation or organization)

    Identification No.)

30 Metcalfe Street, Ottawa, Ontario, Canada  K1P 5L4

(Address of principal executive offices)

Issuer’s telephone number:  613-230-7211

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ]  No [   ]

31,434,537 Shares of the issuer’s Common Stock were outstanding as of May 12, 2005

Transitional Small Business Disclosure Format: Yes [   ]  No [ X ]

SEC 2334 (10-04)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

 ITEM 3.   CONTROLS AND PROCEDURES

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act.  This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness.  In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system:  (1) a lack of segregation of duties ~~and~~,  (2) a lack of formal procedures relating to all areas of financial reporting, (~~2~~3) the failure to timely record on our books one conversion of our 4% convertible debentures, (~~3~~4) the lack of timely preparation of certain back up schedules and (~~4~~5) the failure to sufficiently review financial statements and disclosures in this report prior to delivering a draft to our independent registered public accounting firm for review.  The independent registered public accounting firm indicated that they considered these deficiencies to be reportable conditions as that term is defined under standards established by the American Institute of Certified Public Accountants.  A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.  We considered these matters in connection with the period-end closing of accounts and preparation of the related consolidated financial statements and determined that no prior period financial statements were materially affected by such matters.  We believe that the material weakness began in 1999 and existed at the end of the period covered by this report. Notwithstanding the material weakness identified by our independent registered public accountants, we believe that the financial statements, and other financial information included in this report, fairly present in all material respects, the financial condition, results of operation and cash flows of the Company as of, and for, the periods represented in this report.

As these deficiencies were first identified during the year ended December 31, 2004, we did not have adequate time to implement improvements in all areas of concern with respect to the period covered by this report.  However, we began to implement some of the steps identified below to remediate the material weakness to the extent that our size and resources allows us, commencing during the second quarter of 2004.

Lack of segregation of duties.  Our size has prevented us from being able to employ sufficient resources at this time to enable us to have an adequate level of supervision and segregation of duties within our internal control system.  We have only three people involved with the processing of accounting entries:  the Office Administrator, the Controller and the Chief Financial Officer.  Therefore, it is difficult to effectively segregate accounting duties.  While we strive to segregate duties as much as practicable, there is insufficient volume of transactions to justify additional full time staff.  We are currently seeking, but cannot be assured that it will be able to find, a qualified part time person to perform routine, month end accounting procedures.   As a result, we do not know if we will be able to remediate this weakness in the foreseeable future but will continue to monitor and assess the costs and benefits of additional staffing ~~within the Company.  We have instituted additional procedures to help ensure that the failure to timely record the conversion of our 4% convertible debenture does not reoccur.  In addition, we have been searching for a part-time resource to assist with month end closing procedures, including the~~.

Lack of formal procedures during part of the year.  During the first part of 2004, the only person directly involved in the accounting process was the Controller.  The then Chief Financial Officer (who was also the Chief Executive Officer) reviewed the quarterly financial information prior to its release.  With the addition of the current Chief Financial Officer during the first quarter of 2004, more formal month end procedures were introduced, the objective of which was to produce more timely internal and external financial reports.  An Office Administrator was hired during the third quarter of 2004, and some accounting procedures became part of her regular duties.

Lack of timely accounting for transactions entered into during the year.  During the course of the audit work in respect of our December 31, 2004 financial statements, our independent registered public accountants identified a failure to timely record the accounting entries related to a conversion notice which we received in July 2004 from one of the holders of our 4% convertible debentures.  Immediately after this failure was identified during the first quarter of 2005, we instituted a requirement that all conversion notices be ‘signed off’ by the Chief Financial Officer and one of either the Chief Executive Officer or the Executive Vice President.  Since that date, we have received two sets of conversion notices, the new control has been followed and we have not had a subsequent failure to timely record the accounting entries related to a conversion notice.

Lack of timely preparation of back up schedules~~, but we have not yet hired anyone.  We have instituted procedures to substantially complete our review of financial statements and disclosures in reports prior to furnishing them to KPMG.~~  .  During the third and fourth quarters of 2004, we expanded our accounting system in order to facilitate the more timely preparation of financial reports, and we involved the Office Administrator in some of the data entry functions of the accounting department.  Notwithstanding these measures and the more formal month end procedures implemented by us commencing in the second quarter of 2004, we continued to experience challenges in preparing our periodic external reports on a timely basis, primarily as a result of an increase in our internal and external reporting requirements due to the expansion of our operations.

When our independent registered public accountants’ audit staff arrived to start their field work of our 2004 financial statements, not all of the back up schedules had been prepared.  Some of the back up schedules that we prepare to support the information in the financial statements and Form 10-KSB were not completed by us until the later stages of the field work.  As we completed the back up schedules, we identified some adjusting entries that were required to provide complete, accurate disclosure.  Our failure to timely prepare all of the relevant back-up schedules resulted in a delay in the process, which contributed to our not being able to file our Form 10-KSB for the year ended December 31, 2004 until April 15, 2005.  In fact, our inability to be prepared on time for our independent registered public accountants’ periodic scheduled field work caused us difficulty in meeting our filing deadlines throughout 2004.

While we did not file our Form 10-QSB for the quarter ended March 31, 2005 until May 20, 2005, we were able to complete most of our back up schedules prior to the arrival of our independent registered public accountants’ staff for the review of our June 30, 2005 financial reporting, and we were able to file our Form 10-QSB on August 15, 2005.  One of our objectives in seeking a qualified part time person to perform routine, month end accounting procedures, is to improve the timeliness of preparation of back up schedules and thus permit us to complete our financial reporting on a more timely basis.

Lack of timely review of financial statements and disclosures.  One of the consequences of our lack of timely preparation of back-up schedules in time for the start of the 2004 audit field work, and subsequent identification of adjusting entries, was the lack of timely review of the financial statements and Form 10-KSB.  In effect, we were performing our internal review of the disclosures at the same time as our independent registered public accountants, in order to meet the filing deadline.  As such, errors were not identified prior to providing our independent registered public accountants with the draft document for their review.  As a result of improving our readiness prior to the arrival of our independent registered public accountants’ staff, beginning in the second quarter of 2005, we have instituted procedures for a more complete review of all drafts of the financial statements and related disclosure documents prior to releasing them to our independent registered public accountants for their review.

If we are unable to remediate the identified material weakness, there is a more than remote likelihood that a material misstatement to our SEC reports will not be prevented or detected, in which case investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to raise additional capital and our could also have an adverse effect on our stock price.

As required by the SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report.  This evaluation was performed under the supervision and with the participation of our management, including the President and Chief Executive Officer and Chief Financial Officer and Treasurer.  Based upon that evaluation, our President and Chief Executive Officer and Chief Financial Officer and Treasurer have concluded that our controls and procedures were not effective as of the end of the period covered by this Report due to inadequate supervision and segregation of duties.

~~No~~The implementation of the new procedures discussed above was the only change in our internal ~~control~~controls over financial reporting that occurred during the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal ~~control~~controls over financial reporting.